Consent of Independent Accountants:

To the Board of Directors and
Stockholders of Optika Inc. and subsidiaries:

We consent to incorporation by reference in the registration statement (No.333-04309) on Form S-8 of Optika Inc. of our reports dated January 21, 2000 except for Note 10, which is as of February 23, 2000, relating to the consolidated balance sheet of Optika Inc and subsidiaries as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for the year then ended, and the related schedule, which reports appear in the December 31, 1999 annual report on Form 10-K, of Optika Inc. and subsidiaries.

                                /s/ KPMG LLP

Denver, Colorado
March 27, 2000